Annual Report Release for the Fiscal Year ended March 31, 2006 (Consolidated Basis)

April 27, 2006

East Japan Railway Company
Code Number: 9020
(URL: http://www.jreast.co.jp/)

Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Representative: Satoshi Seino, President and CEO
Head Office: Tokyo

Contact Person: Osamu Kawanobe, Director of Public Relations Department
Tel.: (03)5334-1300

Board Meeting Date: April 27, 2006

U.S. Standards of Accounting: Not Applicable

1. Consolidated Business Results (April 1, 2005 through March 31, 2006)

(1) Consolidated Results of Operations

* The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Ordinary Income
Year ended March 31, 2006	¥2,592,393 million 2.2%	¥396,099 million 10.5%	¥274,672 million 29.4%
Year ended March 31, 2005	¥2,537,480 million (0.2)%	¥358,534 million 2.0%	¥212,339 million (5.8)%

	Net Income	Earnings per Share	Earnings per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
Year ended March 31, 2006	¥157,574 million 41.2%	¥39,369.65	–	12.4%	4.1%	10.6%
Year ended March 31, 2005	¥111,592 million (6.9)%	¥27,868.00	–	9.8%	3.1%	8.4%

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2006 707 million yen
   Year ended March 31, 2005 290 million yen

2. *Average number of outstanding shares for each period (Consolidated basis) :*
   Year ended March 31, 2006 3,996,265
   Year ended March 31, 2005 3,996,410
3. *Changes in accounting treatment: Not applicable*
4. *Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/(decrease) compared to the immediately preceding year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Total Assets	Shareholders' Equity per Share
At March 31, 2006	¥6,821,583 million	¥1,357,359 million	19.9%	¥339,598.80
At March 31, 2005	¥6,716,268 million	¥1,183,545 million	17.6%	¥296,105.99

(Note)

Total outstanding shares as of the end of each fiscal year (Consolidated basis):
Year ended March 31, 2006: 3,996,234
Year ended March 31, 2005: 3,996,290

(3) Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Balance of Cash and Cash Equivalents at End of Year
Year ended March 31, 2006	¥447,722 million	¥(309,488) million	¥(141,599) million	¥64,373 million
Year ended March 31, 2005	¥407,736 million	¥(214,948) million	¥(209,041) million	¥66,781 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 86
Number of non-consolidated subsidiaries to which equity method is applicable: 0
Number of affiliated companies to which equity method is applicable: 2

(5) Changes in Scope of Consolidation and Application of Equity Method

Consolidated: 2 (new), 8 (excluded)
Equity method: 0 (new), 0 (excluded)

2. Forecast of Consolidated Business Results (April 1, 2006 through March 31, 2007)

	Operating Revenues	Ordinary Income	Net Income
Interim	¥1,308,000 million	¥182,000 million	¥108,000 million
Annual	¥2,624,000 million	¥290,000 million	¥171,000 million

(Reference)
Estimated earnings per share (annual): 42,790.29 yen

* Please note that the Forecast of Business Results as mentioned above is based on certain assumptions that we currently deem reasonable, and that the actual results may change according to various factors.

(Translation)

Outline of the Non-Consolidated Financial Statements for the Fiscal Year ended March 31, 2006

April 27, 2006

East Japan Railway Company
Code Number: 9020
(URL: http://www.jreast.co.jp/)

Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Representative: Satoshi Seino, President and CEO
Head Office: Tokyo
Contact Person: Osamu Kawanobe, Director of Public Relations Department
Tel.: (03)5334-1300
Board Meeting Date: April 27, 2006
Interim Dividends: Applicable
Scheduled Date of Commencement of Dividend Payment: June 26, 2006
General Meeting of Shareholders: June 23, 2006
"Tangen" Unit Share System: Not Applicable

1. Business Results (April 1, 2005 through March 31, 2006)

(1) Results of Operations

* The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Ordinary Income
Year ended March 31, 2006	¥1,914,963 million 1.7%	¥342,452 million 10.2%	¥220,751 million 33.1%
Year ended March 31, 2005	¥1,883,182 million (0.7)%	¥310,686 million 1.0%	¥165,888 million (9.5)%

	Net Income	Earnings per Share	Earnings per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
Year ended March 31, 2006	¥130,573 million 36.0%	¥32,606.86	–	11.1%	3.5%	11.5%
Year ended March 31, 2005	¥96,035 million (7.9)%	¥23,970.83	–	9.0%	2.6%	8.8%

(Notes)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2006: 3,997,030
   Year ended March 31, 2005: 3,997,175
2. *Changes in accounting treatment: Not applicable*
3. *Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/(decrease) compared to the immediately preceding year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments	Ratio of Dividends to Net Income	Ratio of Dividends to Shareholders' Equity
		Interim	Annual			
Year ended March 31, 2006	¥8,000.00	¥4,000.00	¥4,000.00	¥31,976 million	24.5%	2.6%
Year ended March 31, 2005	¥6,500.00	¥3,000.00	¥3,500.00	¥25,959 million	27.1%	2.4%

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Total Assets	Shareholders' Equity per Share
At March 31, 2006	¥6,381,247 million	¥1,245,402 million	19.5%	¥311,523.52
At March 31, 2005	¥6,287,654 million	¥1,099,720 million	17.5%	¥275,077.57

(Notes)

1. *Total outstanding shares as of the end of each fiscal year:*
   Year ended March 31 ,2006: 3,996,999
   Year ended March 31 ,2005: 3,997,055
2. *Total number of own stocks as of the end of each fiscal year:*
   Year ended March 31 ,2006: 3,001
   Year ended March 31 ,2005: 2,945

2. Forecast of Business Results (April 1, 2006 through March 31, 2007)

	Operating Revenues	Recurring Income	Net Income	Dividends per Share		
				Interim	Year-end	
Interim	¥961,000 million	¥156,000 million	¥95,000 million	¥4,500.00	–	–
Annual	¥1,919,000 million	¥233,000 million	¥146,000 million	–	¥4,500.00	¥9,000.00

(Reference)
Estimated net income per share (annual): 36,527.40 yen

* Please note that the Forecast of Business Results as mentioned above is based on certain assumptions that we currently deem reasonable, and that the actual results may change according to various factors.